                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)

                              The Dress Barn, Inc.
                              --------------------
                       (Name of Subject Company (Issuer))

                              The Dress Barn, Inc.
                              --------------------
                        (Name of Filing Person (Offeror))

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   261570-10-5
                                   -----------
                      (CUSIP Number of Class of Securities)

                                 David R. Jaffe
                              The Dress Barn, Inc.
                                30 Dunnigan Drive
                             Suffern, New York 10901
                                 (845) 369-4500
                  (Name, address and telephone number of person
  authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                              Steven L. Kirshenbaum
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

                            CALCULATION OF FILING FEE

         Transaction Valuation*                    Amount of Filing Fee **
              $136,000,000                                 $12,512

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 8,000,000 shares of the outstanding common stock, par value $.05 per share, at a price per share of $17.00 in cash.

**   Previously paid.




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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             N/A           Filing Party:       N/A
                                -----------                       ----------

Form or Registration No.:           N/A           Date Filed:         N/A
                                -----------                       ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




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Introductory Statement

         This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO relates to the offer by The Dress Barn, Inc., a Connecticut corporation ("Dress Barn"), to purchase up to 8,000,000 shares of common stock, par value $.05 per share. Dress Barn offered to purchase up to 8,000,000 shares, or such lesser number of shares as were properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Dress Barn's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2002 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits 99(a)(1)(i) and (ii), respectively.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment No. 4 to the Issuer Tender Offer on Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

                  The tender offer expired at 5:00 p.m., eastern time, on Friday, October 18, 2002. Based on the final count by the depositary for the tender offer, 9,215,309 shares of common stock were properly tendered and not withdrawn at a price of $15.00 per share. Dress Barn will purchase 8,000,000 shares, resulting in a proration factor of approximately 86% of the shares tendered, other than the "odd lot" shares properly tendered at the $15.00 purchase price which will be purchased prior to proration.

                                       1




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                  On October 30, 2002, Dress Barn issued a press release
         announcing the final results of the offer. A copy of this press release is filed as Exhibit 99(a)(5)(viii) to the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

                  On October 30, 2002, Dress Barn issued a press release relating to the announcement of the final results of the offer, which expired on October 18, 2002. This press release is filed as Exhibit 99(a)(5)(viii) to the Schedule TO and is incorporated herein by reference.

                                       2




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Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

               Exhibit No.               Description
               -----------               -----------
               99(a)(5)(viii)            Press Release, dated October 30, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE DRESS BARN, INC.

                                      By /s/ Armand Correia
                                         -------------------------------------
                                         Armand Correia
                                         Senior Vice President and
                                         Chief Financial Officer

                                       Date: October 30, 2002

                                  EXHIBIT INDEX

Exhibit No.                                 Description
-----------                ----------------------------------------------------
99(a)(1)(i)                Offer to Purchase, dated September 19, 2002*

99(a)(1)(ii)               Letter of Transmittal (including Guidelines for
                           Certification of Taxpayer Identification Number on
                           Substitute Form W-9)*

99(a)(1)(iii)              Notice of Guaranteed Delivery*

99(a)(1)(iv)               Letter to Participants in the 401(k) Profit Sharing
                           Retirement Savings Plan*

99(a)(1)(v)                Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees*

99(a)(5)                   Press Release, dated September 18, 2002*

99(a)(5)(i)                Letter to Clients for use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and other Nominees*

99(a)(5)(ii)               Letter to Shareholders, dated September 19, 2002*

99(a)(5)(iii)              Summary Advertisement*

99(a)(5)(iv)               Notice with Respect to Letter of Transmittal*

99(a)(5)(v)                Notice with Respect to Notice of Guaranteed Delivery*

99(a)(5)(vi)               Notice with Respect to Letter to Clients*

99(a)(5)(vii)              Press Release, dated October 21, 2002*

99(a)(5)(viii)             Press Release, dated October 30, 2002**

(b)                        None

(d)                        None

(g)                        None

(h)                        None

---------------

*    Previously filed

**   Filed herewith